27 July 2012

VIA EDGAR

Mr. David R. Humphrey Ms. Amy Geddes Mr. Nolan McWilliams U.S. Securities and Exchange Commission Division of Corporate Finance
Washington, D.C. 20549

Dear Ladies and Gentlemen,
China Eastern Airlines Corporation Limited Form 20-F for the Year Ended December 31, 2011 Filed April 24, 2012

China Eastern Airlines Corporation (the “Company” or “we”) refers to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated July 6, 2012 (the “Comment Letter”) on its Annual Report on Form 20-F (the “Annual Report”). We have included the Staff’s comments in bold and in the order presented in the Comment Letter, and have presented our responses accordingly.

1.	Please tell us why you have not checked the box indicating whether you have submitted electronically and posted on your website every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that you were required to submit and post such files). Refer to Instructions as to Exhibits 101(a)(iii) to Form 20-F.

The Company is aware that it is required to submit to the SEC and post on its corporate website Interactive Data Files (as defined by Item 11 of Regulation S-T) pursuant to Rule 405 of Regulation S-T, as a foreign private issuer that prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). However, as provided in a no-action letter issued on April 8, 2011, foreign private issuers that prepare their financial statements in accordance with IFRS as issued by the IASB are not required to submit to the SEC and post on their corporate website Interactive Data Files until the SEC specifies on its website an IFRS taxonomy for use by foreign private issuers in preparing their Interactive Data Files.

As of the submission date of the Form 20-F for the year ended December 31, 2011 and up to the submission date of this response letter, the SEC has not specified an IFRS taxonomy for foreign private issuers that prepare their financial statements in accordance with IFRS as issued by the IASB to use in preparing its Interactive Data Files. The Company therefore did not check the box either way as it is not yet required to comply with these requirements.

2.	Please revise your document in future filings to consistently present tables throughout your document in the same chronological order (and in a manner consistent with your consolidated financial statements). For example, we note the Summary Income Statement Data on page 37 is presented with the earliest period first, while the chart summarizing your Operating Revenue on page 38 is presented with the most recent period first. Refer to SAB Topic 11E for guidance.

In response to the Staff's comment, in future filings the Company will consistently present tables in the same chronological order and consistent with the consolidated financial statements.

3.	As a related matter, it appears the lack of consistency caused a typographical error in your discussion of aircraft fuel expenses as a percent of overall operating expenses on page 40. Specifically, in your discussion of 2011 as compared to 2010, you state that aircraft fuel expense as a percent of overall operating expenses was 31.4% and 36.9%, respectively. However, it appears 36.9% relates to 2011 while 31.4% relates to 2010. Please revise in future filings, as applicable.

In response to the Staff's comment, the Company will revise its disclosure in the future filing as follows:

Aircraft fuel expenses increased by 35.3%, from RMB21,606 million in 2010 to RMB29,229 million in 2011. The increase was primarily due to our business expansion and the increase of average aircraft fuel price by 27.4% compared with that of 2010. In 2011, we consumed a total of approximately 3.9 million tonnes of aviation fuel, representing an increase of 6.2% compared to 2010. Aircraft fuel expenses accounted for 36.9% of our total operating expenses in 2011, as compared to 31.4% in 2010.

4.	Please revise your discussion of Passenger Revenues to include an overview of the types of revenue included in this line item. Specifically, if ancillary revenues such as baggage fees or meal sales are included, you should so state. This discussion should include either the amount of such ancillary revenues for each period presented or state that such fees were not material.

The Company submits that Passenger Revenues include revenues generated from passengers transportation and excess-baggage fees. However, excess-baggage fees only accounted for approximately 0.2% of the Passenger Revenues in 2011. Other ancillary revenues such as meal sales are recorded under Other Revenues which only accounted for approximately 0.3% of the Other Revenues, of which the Company believes is not material. If such fees were to materially increase in the future, the Company will consider expanding such discussion in future filings.

5.	We note from your disclosure here that, in December of 2011, you decided to sell certain aircraft with a carrying value of RMB 1,094 million, and recognized an impairment charge of nearly 56% of that carrying value, resulting in a new carrying value (after the impairment charge) of RMB 482 million. Your disclosure here also indicates that your decision was made due to the high maintenance costs related to these aircraft and engines. It is our understanding that the high maintenance cost associated with these aircraft and engines is primarily attributable to the age of these aircraft and related engines. If our understanding is not correct, please advise.

The aircraft referred to were five A340-300 aircraft, which is one of two initial versions of the A340 series introduced by Airbus back in the 1990s. It is the first twin-aisle aircraft model equipped with four engines and is intended to be used on long-haul or trans-oceanic routes. Airlines are progressively phasing out these four-engine aircraft in favor of more economical two-engine planes such as the A330 and B777.

The Company confirms that the Staff’s understanding is correct. The high maintenance cost was a result of the age of the aircraft and the fact that they were powered by four engines. These five A340-300 aircraft were in service for over fifteen years. It is also noted that in November 2011, Airbus officially announced that they will no longer manufacture the A340 series, which may increase the maintenance cost of the A340-300 aircraft in future periods.

Additionally, the initial versions of A340, including A340-300, can only be powered by CFM56-5C4 engines, which has proved to be less fuel efficient than other engine types used for long-haul flights. In consideration of the above factors, the Company decided to enter into a sales agreement with Airbus to dispose all the A340-300 aircraft.

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6.	With respect to the remaining fleet, please tell us the number, carrying value and fair value of aircraft and engines similar in age to those you decided to sell.

After retiring the A340-300, the Company does not have other twin-aisle aircraft equipped with four engines of similar in age. The Company has seven aircraft similar in age to the A340-300, with an aggregate carrying value of RMB499,279,754 as of December 31, 2011. The Company currently does not have any plans to dispose of these seven aircraft and, therefore, the aircraft are assessed for impairment together with other assets within the cash-generating unit. The Company does not record its aircraft at fair value and does not obtain fair value for its fleet on a regular basis. However, management does periodically make reference to estimated market value for internal purposes. Based on a third party valuation report that was issued in 2010, the estimated market price of these seven aircraft was higher than its aggregate carrying value as of December 31, 2010.

7.	Please tell us the factor(s) that caused the impairment charge you recognized in December of 2011 to be such a large percentage of the carrying value of the subject aircraft and engines.

As a part of the Company’s overall fleet management performed, it periodically engages independent valuers to perform a valuation of its fleet. The latest valuation was performed in 2010. Based on this third party valuation report, the estimated market price of the five A340-300 was higher than the aggregate carrying value as of December 31, 2010.

In 2011, with the knowledge that Airbus will cease production of the A340 series, the Company entered into a binding sales agreement with Airbus to dispose of all the A340-300 aircraft. After not selling any A340s for nearly two years, Airbus formally announced in November 2011 that the A340 series had been discontinued due to lack of new orders.

The consideration less estimated overhaul cost is substantially lower than the carrying value and impairment charge has been recorded accordingly. The Company believes the continued lack of transactions of the A340-300 aircraft in the market in 2010 and 2011 and Airbus’ plan to discontinue manufacturing of the A340 series in 2011 contributed to a significant unexpected decline in the value of the A340-300 during 2011.

8.	As a related matter, tell us what consideration you gave to the need to shorten the estimated useful lives and/or estimated residual values of your aircraft and engines.

Except for components related to overhaul costs, the Company adopts 15 to 20 years as the depreciation live for its aircraft and engines. Also, the Company estimates its aircraft’s residual value to be 5% and for its engines, a residual value of 0%. The Company annually re-assesses its depreciation policy and makes adjustments if there are significant changes from previous estimates.

When making any reassessment of its depreciation policy, the Company takes into consideration its historical experience and industry practice. The Company’s current depreciation policy is similar to most major airlines (e.g., 15 to 20 year life and 5% residual value).

The substantial impairment related to A340-300 was mainly related to the discontinued manufacturing of the A340 series. Therefore, the Company does not believe it is necessary to shorten the estimated useful lives and/or estimated residual values of its other aircraft and engines.

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In addition to the above responses, as requested by the Commission, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your conformation on our proposed amendments. Should you have any further questions or comments, please do not hesitate to contact us.

Yours sincerely,

/s/ WU Yongliang
WU Yongliang
Vice President and Chief Financial Officer China Eastern Airlines Corporation Limited

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